UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: June 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IWEB, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

Room A, 1/F, Block A, No.3 Kent Road, Kowloon Tong, Kowloon

Address of Principal Executive Office (Street and Number)

Hong Kong

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wai Hok Fung	852	2386 3328
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IWEB, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2021	By:	/s/ Wai Hok Fung
Wai Hok Fung
	Title:	President

Anticipated Changes

We anticipate that we will report the following significant changes in the results of operations from the same period of the last fiscal year:

Revenues and cost of revenue. We did not recognize any revenue or associated cost of revenues for the three and six months ended June 30, 2021 and 2020.

General and administrative expenses. Our general and administrative expenses for the six months ended June 30, 2021 was $214,933, including costs associated with our personnel of $35,577, $94,038 of which were audit and professional fees and $35,256 of which were rental expenses.

Our general and administrative expenses for the six months ended June 2020 were $398,761, including costs associated with our personnel of $41,538, R&D expenses of $113,521, audit fee and professional fees of $106,804 and office rentals of $42,653.

Other income (expense). Our other expense for the six months ended June 30, 2021 was $47,977, and other expense for the six months ended June 30, 2020 was $35,389, respectively, which was partially related to exchange differences. Although a majority of total revenues, payroll and other operating expenses are incurred and paid by our VIE in Thailand in Thai baht, its payment of R&D services provided by Digiwork Korea is required to be made in U.S. dollars. During 2018, the final payment of $1,000,000 was paid by Enigma BVI to Digiwork Korea as R&D service fees. As of June 30, 2021 and December 31 2020, our VIE in Thailand owed Enigma BVI $849,998 and $1,000,000 respectively for such R&D service fees paid by Enigma BVI.

Netloss   from continuing operation. As a result of the above, we recorded a net loss from continuing operation of $262,910, and $434,150 for the six months ended June 30, 2021 and 2020, respectively.

Income (los)s from discontinued operations, net of income tax. Income from discontinued operation, net of income tax, of $100,673 and loss from discontinued operation, net of income tax, of $289,570 represent the net loss from OBON BVI for the six months ended June 30, 2021 and 2020, respectively.

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